Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

October 23, 2006

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SEC Comment Letter dated October 11, 2006

Jacobs Entertainment, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 29, 2006
Form 10-Q for the quarter ended June 30, 2006
Filed August 14, 2006
File No. 333-88242

Dear Ms. Cvrkel:

On behalf of Jacobs Entertainment, Inc. (“JEI” or the “Company”), this letter responds to comments of the Securities and Exchange Commission’s staff in your letter dated October 11, 2006 related to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006.  The following responses are keyed to the staff’s comments.  We have discussed these responses with our Chief Executive Officer and the Chairman of our Board of Directors.

As indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings.  We look forward to the opportunity to discuss this response letter further if the staff does not concur with our responses.

Annual Report on Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-8

Reclassifications, page F-10

1.                                       We note from your disclosure on page F-8 that restricted cash amounts are related to amounts due under horsemen’s associations and for purses paid in races.  It appears as though such uses relate to your operations.  Please note that the cash flows relating to restricted cash generally should be reported in the cash flows statement within the categories (cash, operating or investing) that they would be reported in if there were no restrictions.  Please tell us the nature of this reclassification addressing for what purposes the restricted cash is used.  Include the accounting literature that supported your conclusion to reclassify these amounts.

JEI Response:

The Company, in association with live horse racing at its Colonial Downs race track in Richmond, Virginia, is contractually obligated to maintain trust cash accounts (the “Trust Accounts”) from which purse payments for live racing are made.  Funds deposited into the Trust Accounts represent approximately 5 percent of simulcast wagers and 8.5 percent of live “handle,” wagers collected at both the Colonial Downs race track and the Company’s off track betting facilities.  The Trust Accounts are maintained at Branch Banking and Trust Company and Citizens and Farmers Bank where the funds are held in designated cash accounts maintained in the Company’s name and is not available for use in our general operations.  Cash in the Trust Accounts is restricted solely for use in paying purses to horsemen during the live racing season at Colonial Downs race track.  After each week of live racing at Colonial Downs, funds sufficient to pay the prior week’s purses are transferred from the Trust Accounts into separate restricted cash accounts, where the funds are then disbursed to the winning owners, trainers and jockeys.

Per Rule 5-02, paragraph 1, of Regulation S-X, “Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements contracts entered into with others or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.”

In accordance with the above definition, all cash maintained by the Company in the Trust Accounts is classified on the Company’s balance sheet as a current asset in restricted cash.

We understand under certain circumstances within the gaming industry, the staff has taken the position that changes in restricted cash should be classified as operating activities in a statement of cash flows. The basis for the Company’s reclassification of changes in restricted cash in the statement of cash flows is the view that an owner of a restricted cash account that has contractually limited its ability to withdraw funds at any time is the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand.  Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 95, Statement of Cash Flows, paragraphs 15-17, generally should be presented as investing activities in the statement of cash flows.  Applying this view to JEI, the funding of the Trust Accounts is viewed as separate and distinct from the purse liability and the payment of those purses.   Because deposits and withdrawals from the Trust Accounts are restricted until the satisfaction of certain conditions (i.e., the horsemen run a live race and purse money is awarded), funds maintained in the Trust Accounts are viewed to be analogous to funding or withdrawing proceeds related to an investment account.  Therefore, we believe these changes in restricted cash are appropriately presented as an investing activity.

Note 4. Sale of Debt and Acquisitions, page F-12

2.                                     Please explain why a distribution of $22,500 has been recorded in your statement of equity in connection with the acquisition of the three truck plazas acquired under the common control relationship.  We note that a $22,500 distribution was recorded, however, it appears as though the difference between the cash paid and the assets acquired would be the portion recorded as a distribution or reduction of equity in the amount of $12,380.  Please advise or revise.  This matter should also be address with regard to the June 16, 2006 transaction with Jacobs discussed in Note 7 to the Form 10-Q for the quarter ended June 30, 2006.

JEI Response:

On March 2, 2005, we acquired three truck plaza video gaming facilities in Louisiana previously owned by Jeffrey Jacobs and Richard Jacobs (“Jacobs”), who are officers, directors and controlling stockholders of JEI.  Also, on June 16, 2006, we acquired an additional three truck plaza video gaming facilities, land and equipment in Louisiana previously owned by Jacobs.

The purchase of each of these truck plaza video gaming facilities was accounted for in accordance with the guidance contained in SFAS No. 141, Business Combinations, paragraphs D11-D18, as a combination of entities under common control, which is similar to the pooling of interests method of accounting for business combinations.  Therefore, the assets and liabilities were recorded at Jacobs’ historical basis in the net assets transferred.  In addition, the results of operations, the statement of financial position and other financial information for the period in which the transfer occurred were presented as though the transfer of net assets had occurred at the beginning of the period.  Likewise, per paragraph D17, financial statements presented for prior years were retroactively restated to furnish comparative information.  The restated financial statements indicated clearly that the financial data of previously separate entities are now combined.

With regard to the March 2, 2005 acquisitions, the net assets acquired totaling $10.1 million were the result of capital contributions totaling $11.4 million, offset by net losses for those acquired entities totaling $1.3 million.  The financial statements, including the statement of stockholders’ equity, have been retroactively restated in accordance with the accounting guidance noted above. The following table is a summary of the capital contributions and net losses incurred by the acquired entities prior to their acquisition on March 2, 2005 (amounts in thousands):

	Capital Contributions	Net Loss of Entities	Total
2003	$1,617	$(42)	$1,575
2004	1,703	(1,096)	607
2005	8,082	(143)	7,939

Cumulative	$11,402	$(1,281)	10,121

Distribution to Jacobs on March 2, 2005			(22,500)

Net Distribution			$(12,379)

Similarly, with regard to the June 16, 2006 acquisitions, the net assets acquired totaling $7.4 million were the result of capital contributions totaling $8.7 million, offset by net losses for those entities totaling $1.1 million and prior period distributions of $232,000.  The financial statements, including the statement of stockholders’ equity, have been retroactively restated in accordance with the accounting guidance discussed above. The following table is a summary of the capital contributions (distributions) and net income (losses) incurred by the acquired entities prior to their acquisition on June 16, 2006 (amounts in thousands):

		Net Income
	Capital	(Loss)
	Contributions	of Entities	Distributions	Total
2002	$2,489	$(217)		$2,272
2003	74	(2,609)	$(232)	(2,767)
2004	180	98		278
2005	275	865		1,140
2006	5,685	785		6,470

Cumulative	$8,703	$(1,078)	$(232)	7,393

Distribution to Jacobs on June 16, 2006				(14,380)

Net Distribution				$(6,987)

In summary, as SFAS No. 141 requires the retroactive restatement of all prior period financial statements, all capital contributions (distributions) and net income (loss) are presented in the periods in which they originally occurred.  As shown in the tables above, with respect to our March 2, 2005 and June 16, 2006 acquisition transactions, the net assets acquired were recorded retroactively, resulting in a cumulative net credit to equity of $10.1 million and $7.4 million, respectively.  These credits are then offset by the entire gross distributions of $22.5 million and $14.4 million in the period the acquisition is consummated, resulting in the $12.4 million and $7.0 million net distributions, respectively.  As such, we believe it is appropriate to present the gross distributions totaling $22.5 million and $14.4 million at March 2, 2005 and June 16, 2006, respectively, in the Statements of Stockholders’ Equity as distributions to the Company’s stockholders during the periods in which the acquisitions were consummated.

3.                                     Please also clarify in the third paragraph of note 9, how the capital contributed by the seller is related to this transaction.

JEI Response:

In the third paragraph of Note 9 we refer to the capital provided to the Company by the affiliated party seller (i.e., Jacobs) as part of the acquisition agreement for the Breaux Bridge, Eunice and Jefferson truck plaza locations.  In the context of the disclosure, capital provided represented cash advances by Jacobs during development of these properties.  We will clarify the disclosure concerning these affiliated party payables in future filings.

Note 11. Commitments and Contingencies, page F-20

4.                                     Please provide us with further details on the routine litigation to which you refer in the last paragraph of this note.  Clarify your response if you have amounts accrued in relation to these contingencies and whether any amounts are offset by expected insurance proceeds.  We may have further comment upon receipt of your response.

JEI Response:

In addition to the contingencies disclosed in Note 11, we are occasionally party to routine litigation pertaining to workers compensation claims, equal employment opportunity issues, or guest injury claims.  All such claims are routinely turned over to our insurance providers.  None of the claims is expected to have a material impact on the Company’s financial position, results of operations or cash flows.  We anticipate that the applicable insurance policies will be adequate and any required payments will be made by the insurance company directly to the claimant, after any necessary deductible is met.  Once a claim meets the definitions of “probable” and “reasonably estimable” in accordance with SFAS No. 5, Accounting for Contingencies, we accrue the applicable expense and liability equivalent to our deductible.  Based on such guidance, we have no amounts accrued as of December 31, 2005 or June 30, 2006 with respect to these contingencies.  In addition, we have concluded that as of December 31, 2005 and June 30, 2006 it was not reasonably possible that a loss had been incurred and thus no disclosure of the claims was made.

Exhibits

5.                                     Please revise to include exhibit 12, Ratio of Earnings to Fixed Charges or tell us why you are not required to do so.  Please refer to Items 503(d) and 601(b)(12) of Regulation S-K.

JEI Response:

We realize we inadvertently excluded Exhibit 12 from our Form 10-K for the year ended December 31, 2005.  Prospectively, in accordance with Item 601(b)(12) of Regulation S-K, we will include Exhibit 12 in our Form 10-K.  Additionally, in accordance with Item 503(d) of Regulation S-K, we included Exhibit 12.1, “Ratio of Earnings to Fixed Charges,” in our Amendment No. 1 to Form S-4, which was declared effective by the SEC on October 3, 2006.

*******

The Company hereby acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has comments or questions, please call Stephen R. Roark (Chief Financial Officer) at (303) 215-5201 or Brett Kramer (Vice President – Finance) at (303) 215-5203.

Very truly yours,

/s/ STEPHEN R. ROARK

Stephen R. Roark
President and Chief Financial Officer
Jacobs Entertainment, Inc.

cc:       Jeffrey P. Jacobs

Chief Executive Officer and Chairman of the Board of Directors

Jacobs Entertainment, Inc.

cc:       Deloitte & Touche LLP